

May 17, 2010

Mr. Ron Petrucci
Chief Executive Officer
Dynamic Hydrocarbons Ltd.
c/o Paracorp Incorporated
318 N. Carson St., #208
Carson City, NV 89701

      Re: Dynamic Hydrocarbons Ltd.
              Amendment No. 1 to Registration Statement on Form S-1
              File No. 333-165183
              Filed April 29, 2010

Dear Mr. Petrucci:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   You refer throughout the prospectus to various transactions and agreements with your sole officer/director, including without limitation disclosure at pages F-8 and F-18. File as exhibits with your next amended Form S-1 all such agreements. For example, file all agreements relating to (1) any loans; (2) any provision for the funding or payment of Dynamic's debts, liabilities, operating costs, and the like; and (3) service to Dynamic as officer or director, including any deferral of compensation. If any of the agreements have not been reduced to writing, then provide the written description of the contract in question "similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii)." Refer to Q&A 146.04 from Compliance & Disclosure Interpretations, Regulation S-K (updated March 1, 2010). The Compliance and Disclosure Interpretations for Regulation S-K may be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   Similarly, file and describe all agreements with the individuals you identify as

potential consultants. Also revise the last two sentences under "Employees" at page 27 to clarify the intended meaning.

Prospectus Cover Page

3.   We reissue prior comment 4. The following are examples of additional revisions that are necessary, but this is not intended to be a complete list.

- With regard to the cover page, you should include additional information from revised page 20. For example, make clear that if you sell only 25% of the shares offered, you will "not have sufficient funds to pay for the technical evaluation, which is integral to our business plan." Also make clear that you will need to raise additional funds regardless of whether you sell all shares offered.

- With regard to the "Net proceeds to us" disclosure at page 6, provide appropriate revisions, insofar as no minimum amount of proceeds is assured.

- Under Liquidity at page 36, provide direct disclosure or clear cross-references to precise disclosure, rather than directing the reader to the Use of Proceeds "and elsewhere in this document" for the pertinent information. Refer to Securities Act Rule 421.

Risk Factors, page 8

4.   If true, highlight that in the event the offering is not fully subscribed, a significant portion of the proceeds will be received by Mr. Petrucci.

5.   Ensure that your captions are precise and accurate. For example, it appears that Mr. Petrucci has *no* experience in the marketing of oil and natural gas.

Use of Proceeds, page 19

6.   Revise the presentation to emphasize what will happen in the event that less than 100% of the shares are sold. For example, the disclosure that begins with the tabular information on page 20 likely should appear at the beginning of this section. Also consider providing cover page disclosure that you will have working capital for only three months if only 50% of the shares are sold.

Directors, Executive Officers, Promoters and Control Persons, page 37

7.   Please eliminate any gaps in the five year sketch you provide for Mr. Petrucci, describing his business experience from June through December 2009.

Mr. Ron Petrucci
Dynamic Hydrocarbons Ltd.
May 17, 2010
Page 3

Identification of Certain Significant Employees, page 38

8.   We note your response to our prior comment 20 and that you have no written
        agreements with the consultants identified. If there are no agreements of any kind
        with these individuals, eliminate all references to them from your filing. In the
        alternative, if you have verbal or written agreements with these individuals, refer
        to comments 1 and 2, above. In that case, please revise to clarify the nature of
        your relationship with Messrs. Schwartzenberger and Romanchuk.

Other Expenses of Issuance and Distribution, page 42

9.   Revise to clarify why the amount in footnote 1 differs from the amount shown in
        the table.

Closing Comments

        Please amend your registration statement in response to these comments. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy
Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                                        Sincerely,

                                                        H. Roger Schwall
                                                        Assistant Director

cc: Peter Gennuso
        (212) 980-5192